SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*


                                TELOS CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
     ----------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 28, 2005
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                    Page 2 of 30
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        506,811
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         0
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           506,811
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 30
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        0
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         506,811
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           0
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 30
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        0
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         506,811
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           0
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 30
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        0
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         506,811
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           0
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 30
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        14,476
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         506,811
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           14,476
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 9 to SCHEDULE 13D

         This amendment ("Amendment No. 9") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 9 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

         On December 28, 2005, Costa Brava filed a lawsuit in the Circuit Court of the County of Fairfax in the State of Virginia against Goodman & Company, LLP, the Issuer's independent auditors (the "Goodman Lawsuit"). A copy of the Motion For Judgment filed by Costa Brava, through its counsel, in the Goodman Lawsuit is filed herewith and attached hereto as Exhibit 99.10 and incorporated herein by reference (the "Motion for Judgment"). Any descriptions herein of the Motion For Judgment are qualified in their entirety by reference to the Motion For Judgment. The Reporting Persons do not have, and the Reporting Persons specifically disclaim, any obligation to provide updated information with respect to the proceedings relating to the Goodman Lawsuit.

         As of the date of this Amendment No. 9, except as set forth above and in the Motion For Judgment and as otherwise set forth in the Schedule, none of the Reporting Persons has any present plan or intention which may result in, or relate to, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                                                    Page 8 of 30
ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1      Joint Filing Agreement
         Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
         Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
         Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
         Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
         Exhibit 99.5   Goodman Letter dated November 11, 2005*
         Exhibit 99.6   Form of Warner Stevens Audit Committee Demand
                        Letter dated December 27, 2005*
         Exhibit 99.7   Form of Warner Stevens Board Demand Letter dated
                        December 27, 2005*
         Exhibit 99.8 Form of Warner Stevens CEO/CFO Demand Letter dated December 27, 2005*
         Exhibit 99.9   Owsley Letter dated December 27, 2005*
         Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005

         * Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to the Schedule 13D is true, complete and correct.


Dated:  January 13, 2006               COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                            Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1         Joint Filing Agreement, dated as of January 13, 2006

Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*

Exhibit 99.2      Costa Brava Letter dated June 30, 2005*

Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*

Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*

Exhibit 99.5      Goodman Letter dated November 11, 2005*

Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*

Exhibit 99.7      Form of Warner Stevens Board Demand Letter dated December 27,
                  2005*

Exhibit 99.8      Form of Warner Stevens CEO/CFO Demand Letter dated December
                  27, 2005*

Exhibit 99.9      Owsley Letter dated December 27, 2005*

Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005

*  Filed with an earlier version of this Schedule 13D.

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 9 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  January 13, 2006               COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                                                   EXHIBIT 99.10

Motion for Judgment filed in the Circuit Court of the County of Fairfax in the
                     State of Virginia on December 28, 2005


V I R G I N I A:

                  IN THE CIRCUIT COURT OF THE COUNTY OF FAIRFAX

--------------------------------------x
COSTA BRAVA PARTNERSHIP III, L.P.,        :
                                          :
                             Plaintiff,   :            At Law No.  2005-7931
                                          :                        ---------
GOODMAN & COMPANY, LLP,                   :
                                          :
SERVE: THOMAS H. WILSON                   :
REGISTERED AGENT                          :
ONE COMMERCIAL PLACE                      :
SUITE 800                                 :
NORFOLK, VIRGINIA  23510                  :
                                          :
                             Defendant.   :
--------------------------------------x


                               MOTION FOR JUDGMENT
                               -------------------

         Plaintiff, Costa Brava Partnership III, L.P. ("Costa Brava" or "Plaintiff"), by counsel, as and for its Motion for Judgment against defendant Goodman & Company, LLP ("Goodman" or "Defendant"), alleges as follows:

                               NATURE OF THE CASE
                               ------------------

         1. This case arises from Defendant auditor's attempt to cloak in a false veil of legitimacy the fraudulent efforts of Telos Corporation ("Telos") and its board of directors (the "Board") to deprive Plaintiff, as preferred security holder, of its mandatory right of redemption and to grossly understate and delay payment indefinitely of millions of dollars in preferred dividends owed to Plaintiff.

                                   THE PARTIES
                                   -----------

         2. Costa Brava is a limited partnership organized under the laws of Delaware, with its principal place of business in Massachusetts and a limited partner domiciled in Virginia. Plaintiff holds preferred securities in Telos as described below.

         3. Defendant Goodman & Company, LLP ("Goodman" or "Defendant") is a registered independent public accounting firm and a Virginia limited liability partnership with its principal place of business in Virginia and offices at 1430 Spring Hill Road, Suite 300, Tysons Corner, Virginia 22102-3206.

         4. Non-party Telos, originally known as C3, Inc., is a defense technology contractor that provides information services in the areas of consulting, software services, systems integration, and hardware maintenance, primarily to United States government agencies and government-reliant industries.

                                      VENUE
                                      -----

         5. Jurisdiction and venue are appropriate in the County of Fairfax pursuant to Va. Code ss. 8.01-262(3) and (4).

                               STATEMENT OF FACTS
                               ------------------

A.       Telos's Capital Structure.
         -------------------------

         6. Securities issued by Telos include Class A and Class B Common Stock with identical rights, preferences, and limitations. Holders of Common stock collectively hold the right to elect all of the members of the Board, except for two "Class D" directors. These securities are not publicly traded.

         7. Telos also issued certain classes of preferred securities. Only one category of preferred securities issued by Telos is publicly traded: the 12% Cumulative Exchangeable Redeemable Preferred Stock (the "ERPS"), which is a fixed obligation security with mandatory redemption rights.

         8. The ERPS were issued in 1989, following the merger of Telos and C3 Acquisition Corporation. As of September 30, 2005, there were 3,185,586 of the ERPS outstanding at mandatory redemption value of $10 per ERPS.

         9. Plaintiff Costa Brava holds 506,811 of Telos's ERPS. These holdings constitute 15.9% of the outstanding ERPS.

B.       The Terms Of The ERPS.
         ---------------------

         10. The rights of the holders of the ERPS (the "ERPS Holders"), including Plaintiff, are set forth in a Registration Statement on Form S-4 filed with the Securities and Exchange Commission ("SEC") in 1989 (the "Registration Statement") and related documentation including an attachment entitled "Terms of Preferred Securities." The Registration Statement (registration number 33-31671) and the Terms of Preferred Securities are incorporated herein by reference due to their length.

         11. Since June 1, 1990, ERPS Holders have been, and continue to be, entitled to cumulative semi-annual fixed dividends. Specifically, the Registration Statement provides in pertinent part:

                  The Preferred Stock [ERPS] will bear semi-annual dividends at the annual rate of 12% ($1.20) per share, based on the liquidation preference of $10 per share, and will be fully cumulative . . . Such dividends will be paid in preference to dividends on the Surviving Corporation Common Stock and any other class or series of preferred stock of the Company the terms of which specifically provide that such class or series will rank junior to the Preferred Stock (the "Junior Securities") . . .

         12. Pursuant to the terms of the ERPS, preferred dividends may be paid "in cash or by issuing additional fully paid and nonassessable shares of [ERPS] at the rate of 0.06 of a share for each $.60 of such dividends not paid in cash."

         13. The ERPS are fixed-term obligation securities that must be redeemed by Telos pursuant to a mandatory redemption schedule. Telos was required to make a mandatory redemption of a least 20% of the ERPS beginning on December 1, 2005 at $10 each (in addition to accrued and unpaid dividends). The Registration Statement provides in pertinent part:

                           Mandatory annual redemptions . . . will
                  commence . . . after the sixteenth anniversary of the Effective Date and will continue thereafter on

                  . . . each subsequent anniversary of the Effective Date at a redemption price of $10 per share, together with all accrued and unpaid dividends (whether or not earned or declared) on the date fixed for redemption, without interest. The number of shares of Preferred Stock [ERPS] to be mandatorily redeemed on any such redemption date will be equal to at least 20% of the greatest number of shares of Preferred Stock [ERPS] issued and outstanding at any time . . . .

         14. Pursuant to the Registration Statement and applicable law, payment of the mandatory redemption and/or accrued dividends is contingent on the "legal availability of funds" and, thus, may not be payable if certain statutory tests are not met.

C.       Telos Takes No Action To Ensure Payment Of The
         Mandatory Redemption Or Accrued Dividends.
         -----------------------------------------

         15. Goodman rendered an unqualified -- yet patently false -- audit opinion in Telos's 2004 Form 10-K (the "Audit Opinion") filed with the SEC in total disregard of Generally Accepted Auditing Standards ("GAAS") and Generally Accepted Accounting Principles ("GAAP"), and in total disregard of its knowledge that Telos's financial statements were false. These financial statements omitted over $30 million of liability to ERPS Holders and reflected that no amounts were due to ERPS holders in 2005 notwithstanding the fact that the first mandatory redemption of the ERPS was due to occur on December 1, 2005. The Audit Opinion has allowed Telos to take the position that it has no liability to ERPS Holders, including Plaintiff, in 2005.

         16. Goodman's failure to render a proper opinion must be viewed through the prism of Goodman's full knowledge of: (i) the falsity of Telos's financial statements, (ii) Telos's historic failure to pay dividends to ERPS Holders, including Plaintiff, and (iii) Telos's refusal to pursue transactions that would satisfy Telos's obligations to ERPS Holders. Goodman knew and/or recklessly disregarded all of the following facts regarding the Board's grossly negligent failure to act to address the rights of ERPS Holders before it rendered the Audit Opinion in April of 2005. Worse still, Goodman callously refused to qualify or withdraw its Audit Opinion even after having been advised of its falsity by Plaintiff.

         17. On November 23, 2004, Telos formed an Independent Committee of the Board of Directors of Telos (the "Independent Committee") whose ostensible purpose was, among other things, to investigate ways to rectify Telos's professed insolvency and to finance the mandatory redemption of the ERPS. Goodman had full knowledge of the existence and mandate of the Independent Committee prior to the time that it published its "clean" Audit Opinion (a "clean" audit opinion reflects that the auditor has performed an audit in accordance with GAAS and believes that the subject company's financial statements are prepared in accordance with GAAP). Specifically, as disclosed in Telos's 2004 10-K, the Independent Committee was established:

                  to consider any and all proposals and alternatives with respect to the possible restructuring of the capital stock . . . [and] to address the unsuccessful restructuring efforts of the Board of Directors and management, undertaken pursuant to the resolution of the Board of Directors detailed in Form 8-K dated March 26, 2004.

         18. Counsel to the Independent Committee sent a March 30, 2005 letter to Plaintiff, soliciting Plaintiff's aid in finding solutions to Telos's professed insolvency and demonstrable need for a financial restructuring. Accordingly, Plaintiff attempted to assist Telos and the Independent Committee in formulating a restructuring of Telos. Among other things, Plaintiff located several investment banks capable of exploring a variety of strategic transactions with or on behalf of Telos, and who have third parties as clients who are interested in exploring strategic financing partnerships with Telos.

         19. In blatant disregard of its duties to Plaintiff and other public holders of the ERPS, Telos has and continues to refuse to take any meaningful action on any of Plaintiff's proposals, declining even to meet with certain interested investors and other parties interested in acquiring Telos's business as a going concern and declining to solicit interest among other investors and other parties. Upon information and belief, the Independent Committee has yet to open substantive talks with any potential third-party lenders, investors or buyers and has taken no other steps to ensure payment of the mandatory redemption of the ERPS and/or pay accrued dividends (including, but not limited to, pursuing a sale of Telos as a going concern). The Independent Committee refuses to take any of the foregoing actions in direct reliance on the patently false and misleading Audit Opinion issued by Goodman discussed further infra, which intentionally understates the amount of liability to ERPS Holders, and intentionally misrepresents that no amounts are currently due to ERPS Holders.

         20. The Independent Committee made the following recommendations months after Goodman's Audit Opinion as stated in a filing with the Securities and Exchange Commission ("SEC") available to Goodman:

                           While focusing on increasing the equity
                  value of the Company, management should initiate discussions with the various stakeholders to determine if a consensual restructure or purchase of the Company's [ERPS] can be negotiated at a significant discount to the liquidation preference and accrued dividends, and at a price level which the Company can finance in the near term. A compromise price for the near term repurchase of the [ERPS] would appear to be in the best interests of the Company.

         Telos Oct. 31, 2005 Form 8-K (emphasis added). Thus, the primary focus of the Independent Committee has been since its inception to increase the recovery of common shareholders at the direct expense of the senior rights of ERPS Holders such as Plaintiff. Goodman knew or recklessly disregarded this fact.

         21. Remarkably, the October 31, 2005 Form 8-K, and the Independent Committee, were silent with respect to the immediate need to address the mandatory redemption rights of the ERPS Holders. Indeed, the Independent Committee was dissolved on October 31, 2005 -- before the first mandatory redemption date of the ERPS on December 1, 2005 -- despite its continuing assertion that the Company lacked the assets to pay the mandatory redemption of the ERPS.

         22. Had Telos had any meaningful intent to resolve the financial crisis precipitated by the looming mandatory redemption date, it would not have dissolved the Independent Committee. The truth is that Telos had no such intent, and the appointment of the Independent Committee was a mere ruse to give the appearance that Telos was committed to addressing its perilous financial condition even though Telos had no intent to do so.

         23. Telos's attempt to evade, or at a minimum dilute, its obligation to make the mandatory redemption or to pay accrued dividends is the culmination of a well-established historical practice of the Board of favoring the common shareholders at the direct expense and to the detriment of the more senior ERPS Holders -- such as Plaintiff, whose interests are senior to the common shareholders of Telos -- in violation of the Board's fundamental corporate duties. Telos recognized this over a decade ago. As Telos conceded in a 13E-3 statement filed with the SEC on February 18, 1994, a "holder [such as any officer or director of Telos] of any class of Common Stock could be deemed to have interests which conflict with those of the holders of [ERPS]."

         24. As an example of the Board's manifest and admitted conflict, Telos tenaciously resisted the mandatory election of "Class D" Directors to represent the interests of ERPS Holders. The Registration Statement grants ERPS Holders representation on Telos's Board of Directors:

                  If the company fails to pay dividends on the Preferred Stock [ERPS] either in cash or additional shares of Preferred Stock for three consecutive semi-annual periods, the Board of Directors will be increased by up to two directors and the holders of the Preferred Stock [ERPS], voting as a class, will be entitled to elect the directors of the Company to fill such newly created directorship.

Despite Telos's decade-long failure to pay the ERPS Holders a single penny of their dividends, either in cash or by issuing additional ERPS, Telos only complied with this obligation to permit the election of "Class D" directors upon being ordered to do so by the Federal District Court for the Eastern District of Virginia. (See Telos Corp. v. Cede & Co., Civ. No. 97-439-A, E.D. Va., mem. opn. filed Apr. 22, 1998.)

         25. More recently, the Board of Telos and Goodman have allowed management to be paid millions of dollars in bonuses and other compensation to Telos's executives even though Telos's financial statements include at least two significantly material omissions and misstatements in violation of the Sarbanes-Oxley Act as described herein.

         26. However, Section 305 of the Sarbanes-Oxley Act obligates senior management to disgorge "any bonus or other incentive-based or equity-based compensation received" during the twelve months following the issuance or filing of the non-compliant document and "any profits realized from the sale of securities of the issuer" during that period.

         27. In recent public statements that are beyond ironic, Harry Schwarz, partner-in-charge of one of Goodman's offices, acknowledges that a major goal of Sarbanes-Oxley is to uncover opportunities for fraud and abuse. Mr. Schwartz claims that Goodman "err[s] on the side of making sure that everything that needs to be done is done" to detect "fraud and abuse" and claims, therefore, that Goodman will designate "more time [in its audits] for analysis and assessment than in previous years."

D. With Defendant Goodman's Assistance, Telos Attempts To Evade Its Obligation To Pay The Mandatory Redemption Or Accrued Dividends.
         ---------------------------------------------------------------

         28. The professional responsibilities of an auditor, including Goodman here, are set forth, among other places, in GAAS, which codifies certain professional standards applicable to accountants in auditing financial statements. The Auditing Standards Board of the American Institute of Certified Public Accountants established GAAS.

         29. GAAS requires, among other things, that an auditor's final work product -- the audit report -- state whether the financial statements are presented in accordance with GAAP and contain a statement of opinion by the auditor regarding the accuracy of the financial statements or explain why no opinion can be given.

         30. GAAS also requires that the auditor be aware of the possibility of intentional wrongdoing by management. Indeed, an auditor has "a responsibility to plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud." (See GAAS Codification, AU ss. 110; see also id. ss.316).

         31. Recognizing that audit opinions issued by public accounting firms are a critical foundation of United States financial markets, SEC Regulation S-X requires that financial statements filed with the SEC conform to GAAP. Indeed, "[f]inancial statements filed with the [SEC] which are not prepared in accordance with [GAAP] will be presumed to be misleading or inaccurate, despite footnote or other disclosures, unless the [SEC] has otherwise provided." 17 C.F.R. ss. 210.4-01(a)(1).

         32. As Telos's purportedly independent auditing and accounting firm, Goodman was responsible for reviewing Telos's 2004 Form 10-K and providing an opinion as to whether it complied with GAAP.

         33. Goodman wrongfully rendered an unqualified (i.e., "clean") Audit Opinion in Telos's 2004 Form 10-K filed with the SEC on or about April 18, 2005, while Goodman had full knowledge that Telos's financial statements were materially misstated and patently false. In fact, as discussed herein, the Audit Opinion was grossly incorrect, the financial statements did not comply with GAAP, and Goodman failed to perform its audit in accordance with GAAS.

         34. Telos would not have disbanded the Independent Committee, ignored the rights of ERPS Holders such as plaintiff, and refused to make mandatory redemption payments without the patently false "clean" Audit Opinion rendered by Goodman.

                  a. Goodman Wrongfully Allows Telos To Understate Its ERPS Liability.
                           --------------

         35. Defendant Goodman's unqualified Audit Opinion allowed Telos to understate the dollar amount of the mandatory redemption and accrued preferred dividends by over $30 million, which upon information and belief, results from the failure to account for the mandatory redemption value of additional ERPS that should have been, but were not issued in lieu of cash dividends as well as the dividends that should have accrued on those additional ERPS.

         36. Prior to rendering its patently false "clean" Audit Opinion, Goodman had full knowledge that Telos had intentionally understated the dollar amount of the mandatory redemption and the accrued dividends and incorrectly showed the obligation as a non-current liability.

         37. Plaintiff questioned defendant Goodman's "clean" Audit Opinion in a letter Plaintiff wrote to Goodman, dated November 11, 2005, which stated in pertinent part:

                           [Plaintiff] has conducted a thorough review
                  of Telos's 10-K for the fiscal year ended 2004 and its form 10-Q for the quarters ended March 2005 and June 2005 . . .

                           the financial reporting of the carry value
                  of the Security [ERPS] fails to account for the accretion of these additional undistributed securities [ERPS] to their current mandatory redemption value of $10 per security. Secondly, it appears that the financial reporting does not include an accrual for the corresponding unpaid mandatory cumulative dividends on these undistributed Securities [ERPS].

                           As a result . . . the reported value of the
                  Security [ERPS] on the balance sheet materially understates the mandatory financial obligation on the Security by more than $30 million.

         (emphasis added). This letter was publicly disclosed on November 14, 2005 in a Schedule 13D filed by Plaintiff with the SEC.

         38. Goodman had full knowledge that Telos had, in lieu of paying cash or in-kind dividends for the periods of 1992 through mid-1995, accrued additional undistributed ERPS for the benefit of the holders of the ERPS. As stated in Telos's 2004 10-K, "[f]or the years 1992 through 1994 and for the dividend payable June 1, 1995, [Telos] accrued undeclared dividends in additional ERPS."

         39. In an act of blatant fraudulent misrepresentation, Telos intentionally failed to include any amount for this accrual in its stated liability of the ERPS on its balance sheet. Nonetheless, Goodman had full knowledge that this accrual was intentionally omitted by Telos and Goodman nonetheless rendered its patently false "clean" Audit Opinion.

         40. In addition, and more critically, Telos had an ongoing obligation to continue to accrue additional undistributed ERPS for the benefit of the holders of the ERPS on each semi-annual dividend date to the extent it was unable to pay the required cash dividend.

         41. Furthering its blatant fraudulent misrepresentation, Telos intentionally failed to include any amount for this obligation in its stated liability of the ERPS on its balance sheet. Nonetheless, Goodman had full knowledge that this accrual was intentionally omitted by Telos and Goodman nonetheless rendered its patently false unqualified Audit Opinion.

         42. Goodman never responded to Plaintiff's November 11, 2005 letter. Although Telos has since filed its 10-Q for the third quarter of 2005, Goodman has not retracted its patently false and misleading 2004 10-K Audit Opinion, nor did it bother to explain why its Audit Opinion was correct under the circumstances or even acknowledge the existence of Plaintiff's letter.

         43. Goodman's failure to even respond to Plaintiff's public inquiries reflects its callous disregard for the rights of Plaintiff and other public holders of the ERPS and its intent to aid and abet Telos's efforts to evade its mandatory obligations to ERPS Holders such as Plaintiff.

                  b. Telos Fraudulently Misstates The Nature Of Its Liability To ERPS Holders With Goodman's Consent.
                         ------------------------------------------------

         44. Goodman's patently false and misleading clean Audit Opinion also gave Telos's Board and Audit Committee the cover essential to claim fraudulently that Telos has no current liability in respect of the ERPS for 2005.

         45. Prior to rendering its Audit Opinion, Goodman had full knowledge that Telos had, in fact, a true current liability in respect of the ERPS for 2005. Now, because of Goodman's imprimatur, Telos and its Board wrongly regard the mandatory redemption obligations under the ERPS as a problem that it can deal with in 2006 and thereafter and have disbanded the Independent Committee, which otherwise would have been charged with addressing what is, in fact, an immediate financial crisis.

         46. Indeed, the balance sheet included in Telos's 2004 10-K does not reflect that any amounts are owed to ERPS Holders in 2005. Under the terms of the ERPS, the first 20% mandatory redemption under the express terms of the ERPS was December 1, 2005. Accordingly, approximately $21 million should have been paid to ERPS Holders on December 1, 2005 (20% of approximately $106 million accreted value of the ERPS). Thus, this amount should have been reflected on the Telos balance sheet as a current liability under GAAP because it was due within one year of December 31, 2004 balance sheet included in the 2004 10-K.

         47. Upon information and belief, Telos has taken the position that these amounts should be excluded from the current liabilities section of the 2004 audited balance sheet -- and refused to even consider paying them to ERPS Holders -- because of the Audit Opinion rendered by Goodman and its reliance on a baseless application of the accounting rules discussed below.

         48. In the 2004 10-K, Telos disclosed that it applied Statement of Financial Accounting Standards No. 6 - Classification of Short-Term Obligations Expected to Be Refinanced ("SFAS No. 6") to recharacterize its current mandatory obligation to redeem the ERPS and pay accrued dividends as a long-term liability (i.e., one that need not be paid by Telos in 2005).

         49. In a statement approved by Goodman, Telos fraudulently attempted to comply with SFAS No. 6 by stating that it had the "intent" and "ability" to refinance the current liability of the 20% mandatory redemption of the ERPS on a long-term basis after 2005. Goodman knew or recklessly disregarded the fact that this statement was fraudulent.

         50. SFAS No. 6, promulgated by the Financial Accounting Standards Board, provides, in summary, that:

                  [S]hort-term obligations arising from transactions in the normal course of business that are due in customary terms shall be classified as current liabilities. Short term obligations expected to be refinanced on a long-term basis shall be excluded from current liabilities only if the enterprise intends to refinance the obligation on a long-term basis and has the demonstrated ability to consummate the refinancing.

         (emphasis added).

         51. A necessary predicate to reclassifying a short-term obligation as a long-term obligation, according to the terms of SFAS No. 6, is management's intent and demonstrated ability to refinance the obligation on a long-term basis. To demonstrate the ability to refinance, after the balance sheet date (but before the issuance of the financial statements), the enterprise must either issue equity or long-term financing with the purpose of refinancing the short-term obligation or enter into a financing arrangement, "into a financing agreement that clearly permits the enterprise to refinance the short-term obligation on a long-term basis." SFAS No. 6, P. 11.b (emphasis added).

         52. In other words, SFAS No. 6 required Telos to have the intent and ability to refinance the obligation and to disclose that it had either issued a long-term obligation or security to refinance its short-term obligations, or that it has entered an agreement making such refinancing possible.

         53. Telos fraudulently stated in its 2004 Form 10-K -- blessed by Goodman and filed with the SEC -- that it had the intent and the ability to refinance the 20% mandatory redemption of the ERPS on a long-term basis. The footnotes to the 2004 Financial Statements did not include any description of the financing agreement or the terms of any new obligation that would have "clearly permitted" Telos to refinance the short-term redemption obligation.

         54. At the very least Telos failed to meet its obligation to disclose how it would refinance the December 1, 2005, mandatory redemption obligation. In fact, as it later admitted in its Form 10-Q filing for the third quarter of 2005, Telos's rationale for applying SFAS No. 6 was flawed.

         55. According to the 2005 second quarter Form 10-Q, Telos intended to seek to exchange the short-term liability of the 20% mandatory redemption of the ERPS for certain "Exchange Debentures" and reclassify those Exchange Debentures under SFAS No. 6. Goodman knew and/or recklessly disregarded the fact that this statement was fraudulent, as Telos did not and does not have the ability to make such an exchange to satisfy the requirements of SFAS 6.

         56. First, nothing in the terms of the ERPS allows amounts due under the ERPS to be exchanged into Exchange Debentures. Second, Telos never received requisite consent to exchange the ERPS into Exchange Debentures. Third, upon information and belief, the Exchange Debentures have substantially the same terms and conditions of the ERPS, including the mandatory redemption schedule.

         57. Thus, even if the ERPS somehow could be exchanged into Exchange Debentures (which they cannot), the economic result would be the same:
20% of such securities would be redeemable in 2005 and in subsequent years. In either event, 20% of the ERPS should be classified as a short-term liability due in 2005.

         58. Furthermore, Telos's own statement in its 2004 10-K describes the redemption terms of Exchange Debentures, Telos "may exchange the [ERPS], in whole or in part, for [Exchange Debentures] that are redeemable upon terms substantially similar to the [ERPS]." (emphasis added). Hence, Goodman had full knowledge that an exchange of the ERPS for Exchange Debentures could not be used to meet the mandatory redemption terms of the ERPS. Nonetheless, Goodman intentionally rendered a patently false "clean" Audit Opinion of Telos's election of SFAS 6 and Telos's statements in support of this intentionally false accounting election.

         59. In its most recent quarterly filing on Form 10-Q filed with the SEC, Telos acknowledged its failure to apply SFAS No. 6 correctly and offered a new and equally flawed interpretation of SFAS No. 6. Telos continued to classify the entirety of its obligation to redeem the ERPS as a long-term obligation in reliance on Goodman's clean Audit Opinion and on the basis of yet another flawed attempt to misapply GAAP and failed to make any payments to Plaintiff on December 1, 2005, the first mandatory redemption date. Telos also represented that it "believes that the likelihood is that [Telos] will not be able to meet the redemption schedule" of the ERPS.

         60. In addition to the claims asserted by Plaintiff in this action against Goodman, Plaintiff has also sued Telos and its officers and directors in Maryland state court seeking, among other things, dissolution of Telos and the appointment of a receiver. (See Costa Brava Partnership III, L.P. v. Telos Corporation, et al., Circuit Court for Baltimore City, Index No. 24-C-05-009296.)

                                CAUSES OF ACTION
                                ----------------

                                     Count I
                (Aiding and Abetting Breach of Fiduciary Duties)

         61. Plaintiff repeats and realleges each and every allegation contained in paragraphs 1 through 56.

         62. Telos and the controlling members of the Board owe fiduciary duties of care and loyalty to Plaintiff as a holder of the ERPS issued by Telos.

         63. Defendant Goodman was and continues to be aware of the fiduciary duties Telos and its Board owe to Plaintiff.

         64. As outlined in specific detail above, Telos and the controlling members of the Board have breached their fiduciary duties of care and loyalty to Plaintiff by manipulating and misrepresenting the financial condition and SEC financial statements of Telos to avoid paying a mandatory redemption and cumulative accrued preferred dividends to further their own interests as common shareholders at the expense and to the detriment of the more senior interests of Plaintiff as a holder of ERPS.

         65. Goodman had, and continues to have, actual and/or constructive knowledge that Telos and its Board were breaching, and continue to breach, their fiduciary duties to Plaintiff.

         66. Defendant Goodman has and continues to knowingly and intentionally aid, abet, assist, encourage and/or participate in the foregoing violations of Telos's and the Board's fiduciary duties to Plaintiff by, among other things (a) falsifying and/or attempting to falsify Telos's SEC financial records; (b) filing materially false and misleading statements with the SEC regarding Telos; and (c) and refusing to withdraw such statements even after being advised of their falsity.

         67. By reason of the foregoing breaches of fiduciary duties, which could have not occurred without the substantial aid, assistance and participation of Goodman, Plaintiff has been damaged in an amount to be determined at trial but no less than $17 million in compensatory and punitive damages.

                                    Count II
               (Tortious Interference With Contractual Relations)

         68. Plaintiff repeats and realleges each and every allegation contained in paragraphs 1 through 63.

         69. As outlined in specific detail above, Goodman tortiously interfered with fiduciary and contractual duties owed to Plaintiff pursuant to the Registration Statement and the Terms of Preferred Securities by inducing, encouraging, causing, or assisting Telos and the majority members of its board of directors in their attempt to avoid paying a mandatory redemption and cumulative accrued preferred dividends to further their interests as common shareholders to the detriment of the more senior interests of Plaintiff as a holder of the ERPS by (a) falsifying and/or attempting to falsify Telos's SEC financial records; (b) filing materially false and misleading statements with the SEC regarding Telos; and (c) and refusing to withdraw such statements even after being advised of their falsity.

         70. By reason of the foregoing, which could have not occurred without the substantial aid and assistance provided by Goodman, Plaintiff has been damaged in an amount to be determined at trial but no less than $17 million in compensatory and punitive damages.

                                    Count III
                                  (Conspiracy)

         71. Plaintiff repeats and realleges each and every allegation contained in paragraphs 1 through 66.

         72. As outlined in specific detail above, Defendant and the majority board members of Telos individually and collectively, knowingly, intentionally and corruptly agreed, conspired, and acted in unison for advantage to violate the fiduciary duties owed to Plaintiff by lying about or assisting in the misrepresentation of the financial condition of Telos to its shareholders, creditors and the SEC in order to avoid paying a mandatory redemption and cumulative accrued preferred dividends.

         73. Goodman joined in this conspiracy by issuing the Audit Opinion, and has refused to retract the Audit Opinion even though Plaintiff has put Goodman on notice of intentional material misstatements and omissions with the 2004 10-K.

         74. By reason of the foregoing, which could have not occurred without the substantial aid and assistance provided by Goodman, Plaintiff has been damaged in an amount to be determined at trial but no less than $17 million in compensatory and punitive damages.

                                    Count IV
    (Statutory Conspiracy pursuant to Virginia Code ss.ss. 18.2-499 and 500)

         75. Plaintiff repeats and realleges each and every allegation contained in paragraphs 1 through 70.

         76. As outlined in specific detail above, Defendant and the majority board members of Telos conspired, agreed, mutually undertook or acted in concert to violate the fiduciary duties owed to Plaintiff by lying about or assisting in the misrepresentation of the financial condition of Telos to its shareholders, creditors and the SEC in order to avoid paying a mandatory redemption and cumulative accrued preferred dividends.

         77. Defendant and the majority board members of Telos undertook to intentionally, purposefully and without legal justification, injure Plaintiff in its trade or business by denying the mandatory redemption for the ERPS.

         78. But for Defendant's and the majority board members of Telos's concerted acts, Plaintiff would have been paid the mandatory redemption and cumulative preferred dividends owed to it under the terms of the registration statement governing the ERPS. Plaintiff would not have entered into an agreement to purchase the ERPS if it would have known that Defendant and the majority board members of Telos would conspire to injure Plaintiff by denying the mandatory redemption for the ERPS.

         79. Defendant's concerted action with the majority board members of Telos caused Plaintiff injury entitling it to damages, including treble damages and attorneys' fees and injunctive relief, under Va. Code ss. 18.2-500. By reason of the foregoing, Plaintiff has been damaged in an amount to be determined at trial, but which will at least exceed $17 million in compensatory damages and punitive damages, and at least $51 million in treble damages. Moreover, Plaintiff is entitled to an award of prejudgment and post judgment interests, its costs, and expenses incurred herein. Additionally, Plaintiff is entitled to injunctive relief in the form a court ordered mandatory withdrawal of Defendant's clean Audit Opinion for Telos which Telos filed as part of its 10-K for fiscal year 2004.

         WHEREFORE, Plaintiff respectfully requests this Court to enter judgment against Defendant in the following amounts:

                  (a) In an amount to be proven at trial, but which will exceed $17 million for compensatory damages pursuant to Counts I through III;

                  (b) In the amount of $350,000 pursuant to each of Counts I through III for punitive damages;

                  (c) Treble damages in an amount to be proven at trial, but which will exceed $51 million and injunctive relief in the form of a court-ordered mandatory withdrawal of the Audit Opinion pursuant to Count IV;

                  (d)      Attorneys' fees incurred by Plaintiff;

                  (e)      Costs;

                  (f) Prejudgment interest from April 18, 2005, and post judgment interest at the legal rate from judgment; and

                  (g) Such other and further relief as the Court deems just and proper;

WITH EXECUTION FORTHWITH

TRIAL BY JURY IS DEMANDED.

Dated: December 27, 2005
       Richmond, Virginia


                                       MCCANDLISH HOLTON, PC


                                   By: /s/ PATRICIA COLLINS MCCULLAGH
                                       -----------------------------------------
                                       Karen S. Elliott (VSB #26393)
                                       Patricia A.C. McCullagh (VSB #43456)
                                       1111 East Main Street, Suite 1500
                                       Richmond, Virginia 23218
                                       Telephone:  (804) 775-3100
                                       Facsimile:  (804) 775-3800

                                                  and

                                       KASOWITZ, BENSON, TORRES & FRIEDMAN LLP
                                       Andrew K. Glenn (AG 9934)
                                       Trevor J. Welch
                                       1633 Broadway
                                       New York, New York 10019
                                       Telephone:  (212) 506-1700
                                       Facsimile:  (212) 506-1800

                                       Attorneys for Plaintiff
                                       Costa Brava Partnership III, L.P.